111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

March 29, 2017

VIA EDGAR CORRESPONDENCE

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549

RE:	Amplify ETF Trust
File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

 On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2017 for the purpose of registering shares of Amplify YieldShares Oil Hedged MLP Income ETF (formerly, Amplify YieldShares Oil Hedged MLP Fund) (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). On February 14, 2017, you provided comments via telephone regarding the Registration Statement. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.

General

1.
Please submit responses to the following comments via correspondence filed on EDGAR. Where appropriate, please include draft revisions to the Registration Statement with your response. Please file such correspondence sufficiently prior to the Fund’s effective date.

Response: This correspondence addresses each of the staff’s requests.

Prospectus

Investment Objectives

2.
Please revise the Fund’s secondary investment objective (“to provide returns from energy master limited partnerships with reduced volatility as compared to existing master limited partnership investment pools”) for clarity and conciseness. In addition, please explain whether the investment strategy is intended to reduce volatility or, alternatively, to only reduce exposure to the downward price of oil.

Response: The Fund confirms its intended investment strategy to reduce volatility. Pursuant to the staff’s request, the Fund has revised its secondary objective as the following:

… to provide returns from energy master limited partnerships with with a view toward reduced volatility as its secondary investment objective.

Fund Fees and Expenses

3.
Please explain why taxes related to the Fund’s proposed investments in MLPs are included in the line item for “Other Expenses.” Alternatively, please list such expenses separately from “Other Expenses.”

Response: Pursuant to the staff’s request, the Fund has added separate line items for “Current Income Tax Expense” and “Deferred Income Tax Expense.”

4.	Please provide the completed fee table for the Fund prior to the effectiveness of the Registration Statement.

Response: Pursuant to the staff’s request, the fee table for the Fund will be filed as correspondence prior to the effectiveness of the Registration Statement.

Principal Investment Strategies

5.
Generally, please revise the “Principal Investment Strategies” section of the summary prospectus so that it summarizes—rather than repeats—the same section of the statutory prospectus. We note that this is the arrangement contemplated by Items 4 and 9 of Form N-1A.

Response: Pursuant to the staff’s request, the Fund has revised this section in accordance with Items 4 and 9 of Form N-1A.

6.	Please describe the process for how the Fund “actively select[s] investments … from the underlying components of the Benchmark.”

Response: Pursuant to the staff’s request, the following disclosure has been added to “Principal Investment Strategies”:

The Sub‑Adviser will seek to manage allocations or weightings among the Fund’s investments to exceed the performance of the Benchmark. With respect to the Fund’s MLP positions, the Sub‑Adviser may own different MLPs or hold MLPs in different weightings than those in the Benchmark. With respect to the Fund’s short WTI Crude Oil positions, the Sub‑Adviser may own different WTI Crude Oil futures contracts durations or hold contracts in different weightings than those in the Benchmark. In addition, the Fund may invest in varying types of instruments that provide a short exposure to WTI Crude Oil, in addition to short positions in WTI Crude Oil futures contracts, including commodity swaps, exchange‑traded funds, exchange‑traded notes and other pooled investment vehicles that are listed on a U.S. securities exchange and that provide short exposure to WTI Crude Oil.

7.
Please revise the Fund’s 80% test (“the Fund will invest at least 80% of its total assets in equity securities of MLPs”) so that it is tied to MLPs in the oil industry, as the name of the Fund suggests, rather than to MLPs generally.

Response: Pursuant to the staff’s request, the Fund’s 80% test has been revised to state the following:

Under normal circumstances, the Fund will invest at least 80% of its total assets in equity securities of MLPs focused on one or more of following businesses: oil & gas production; integrated oil; oil refining/marketing; oilfield services/equipment; and oil & gas pipelines.

8.
Please revise the disclosure concerning MLPs that is contained in the summary prospectus, as we believe the reference to Section 7704(d) of the Code may not follow the “plain English” requirement of Item 4 of Form N-1A and Rule 421(d) under the Securities Act. We believe that this level of detail concerning MLPs would be more appropriate for the statutory prospectus.

Response: Pursuant to the staff’s request, the Fund has revised the disclosure relating to MLPs contained in “Principal Investment Strategies” to state the following:

In general, MLPs are publicly traded partnerships engaged in the transportation, storage and processing of minerals and natural resources. By confining their operations to these specific activities, their interests, or units, are able to trade on public securities exchanges exactly like the shares of a corporation, without entity level taxation.

9.
We note the statement that “[t]he Sub-Adviser is not affiliated with the Fund or the Adviser,” which appears in both the summary prospectus and the statutory prospectus. Please explain why this statement appears in both places, or otherwise remove it from the summary prospectus. As with our earlier comment regarding the relationship between Items 4 and 9 of Form N-1A, we believe this information is inappropriate for the summary prospectus.

Response: Pursuant to the staff’s request, the Fund has removed this statement from “Principal Investment Strategies.”

10.
Please provide the factual basis for the statement that “[t]he Fund believes that MLPs are historically correlated to the price of WTI Crude Oil, even though MLP earnings may have little exposure to the prices of WTI Crude Oil in the short term.”

Response: The Fund notes the correlation between the closing prices of the Alerian MLP index (symbol AMZ), considered to be the broadest and most widely utilized energy Master Limited Partnership benchmark, and settlement prices of WTI Crude. The correlation of normalized prices for AMZ and WTI Crude Oil from December 31, 2014 to February 21, 2017 was 0.73. However, during a period of significant drawdown for WTI Crude Oil, June 11, 2015 to June 11, 2016, the correlation increased to 0.94. Data sources: WTI Crude Oil settlement prices, US Energy Information Administration website (http://www.eia.gov/dnav/pet/pet_pri_spt_s1_d.htm); AMZ closing prices, Alerian website (https://www.alerian.com/indices/amz-index/).

11.
We note that “the Fund intends to hold short exposures to WTI Crude Oil futures on a systematic basis, through short positions on WTI Crude Oil futures contracts and/or commodity swaps on the price of WTI Crude Oil.” Please explain what it means to hold short exposures “on a systematic basis” and describe how the Fund will achieve this. Also, please confirm the anticipated contractual terms of the WTI Crude Oil futures that the Fund may short (e.g., one month, one year, etc.).

Response: Pursuant to the staff’s request, the Fund has revised the disclosure in the prospectus relating to short exposures as follows:

The Benchmark seeks to reduce the volatility of maintaining its long positions in MLPs by strategically shorting WTI Crude Oil futures by up to 100% of the market value of the Fund’s portfolio (the “Oil Hedging Strategy”). Both constant and variable hedging elements are designed to provide market‑neutral exposure to the MLPs in the Fund’s portfolio and are set to predetermined roll schedules for nearest and next‑nearest futures contracts. The Benchmark maintains a continuous short on WTI Crude Oil futures equivalent on 40% of the net notional value of the long MLP holdings. A variable hedge element of 0% to 60% of the net notional value of the long MLP holdings is based upon a proprietary algorithmic methodology developed by ETP Ventures.

Additionally, the Fund intends to trade short-term WTI Crude Oil futures, typically transacting in the front-month futures contract, although, from time to time, the Fund may transact in additional contract maturities.

12.
We note that “MLPs that are eligible for the Benchmark must be based in North America and focus on one or more of following businesses: oil & gas production; integrated oil; oil refining/marketing; oilfield services/equipment; and oil & gas pipelines.” Please clarify how the Fund will determine the business “focus” of eligible MLPs.

Response: The Fund will determine the business “focus” of eligible MLPs by reviewing: (i) the third-party industry classification systems that are related to oil & gas production; integrated oil; oil refining/marketing; oilfield services/equipment; and oil & gas pipelines; and/or (ii) the description of company business and strategy as disclosed in public filings with the Commission.

13.
We note that “[t]he Benchmark reduces the volatility of maintaining its long positions in MLPs by strategically shorting WTI Crude Oil futures by up to 100% of the market value of the Fund’s portfolio (the ‘Oil Hedging Strategy’)” and that, as cited above, “the Fund intends to hold short exposures to WTI Crude Oil futures on a systematic basis … in order to reduce the correlation to WTI Crude Oil, thus providing investors with the potential lower volatility.” Please explain the difference(s), if any, between the Benchmark’s pursuit of the Oil Hedging Strategy and the Fund’s use of short exposures to WTI Crude Oil futures (i.e., please clarify whether the Benchmark will incorporate the Oil Hedging Strategy). Specifically, will the Fund reduce volatility (downside and upside risk) by reducing the correlation to WTI Crude Oil or hedge downside risk only? Finally, please provide factual support that the Benchmark reduces volatility or, alternatively, state that the Benchmark “seeks to” reduce volatility.

Response: The Fund has addressed these issues in responses to the above comments regarding the “Principal Investment Strategies” of the Fund. Also, the Fund has revised the statement concerning the Benchmark to note that the Benchmark “seeks to” reduce volatility.

14.
Please address the following question: If the relationship between MLP share prices and WTI Crude Oil is long-term only, would shorting or rolling WTI Crude Oil futures on near-term contracts be subject to potentially deteriorating price terms?

Response: The Fund believes that the relationship is not long-term only. As discussed in the response to #10 above, in periods of declining oil prices, the relationship has increased. Specifically, MLPs have depreciated in value alongside declining oil prices in the short term. Nevertheless, shorting near-term oil futures or long-term oil futures will provide short exposure to the price of oil. Shorting near-term oil futures could potentially negatively impact the Fund due to transaction costs, e.g., the Fund rolling its position more frequently than if it used long-term futures. However, it is the Fund’s belief that using shorter-term futures will benefit the Fund because those contracts have greater liquidity and open interest than longer term contracts, and because near-term futures react more to changes in oil prices because the contract delivery is sooner. In addition, when oil futures are in contango, rolling a short position in oil futures should positively impact the Fund.

15.
We believe many energy-focused MLPs already utilize hedging mechanisms; as a result, it is unclear how sensitive such issuers are to the price of WTI Crude Oil over short- and long-term investment horizons. Please discuss the Oil Hedging Strategy in light of this.

Response: The Fund agrees that many energy-focused MLPs utilize hedging mechanisms in connection with addressing their operating expenses. Regardless of these hedging activities, the share prices of these MLPs still experience periods of high correlation to the price of oil, especially when oil is declining in price (as demonstrated in the response to #10 above). The Fund is seeking to minimize the correlation of MLP share prices to the price of WTI Crude Oil.

Principal Risks of Investing in the Fund

16.
While we note that various risks included in this section touch upon the potential for incurring losses as a result of unforeseen market events, we believe that oil prices are especially sensitive to natural disasters and geopolitical issues such as war and the unpredictable nature of hostile or unstable governments. Please therefore consider expanding the language in this section to address such risks.

Response: Pursuant to the staff’s request, the Fund has added the requested disclosure to “Energy Companies Risk.”

17.	We note the references in “Leverage Risk” and “Short-Sales Risk” to asset segregation requirements. Please ensure that the Statement of Additional Information addresses the segregation requirements.

Response: Please note that the “Types of Investments” section of the Statement of Additional Information provides that:

The Fund will comply with the regulatory requirements of the SEC and the Commodity Futures Trading Commission (“CFTC”) with respect to coverage of futures and swaps positions by registered investment companies and, if the guidelines so require, will earmark or set aside cash, U.S. government securities, high-grade liquid debt securities and/or other liquid assets permitted by the SEC and CFTC in a segregated custodial account in the amount prescribed (or take such other actions permitted by law). Securities earmarked or held in a segregated account cannot be sold while the futures or swaps position is outstanding, unless replaced with other permissible assets, and will be marked to market daily.

18.
We note the reference in “Leverage Risk” that “[t]he Fund may utilize leverage … to cover its short exposures to WTI Crude Oil futures.” Please consider expanding upon the disclosure of this concept, and please confirm that any borrowings would be in compliance with the 1940 Act.

Response: Pursuant to the staff’s request, the Fund has added the requested language. Please note the following sentence in the statutory prospectus:

The Fund may, to the extent permitted under the 1940 Act, utilize leverage to maintain a cash position to cover its margin and collateral requirements related to the Fund’s short WTI Crude Oil positions.

19.
We note the reference in “Risk of Cash Transactions” that “the Fund expects to effect redemptions for cash, rather than in kind.” Please confirm that applicable exemptive relief allows for this. Additionally, please specifically disclose that such activity may reduce returns.

Response: The Fund confirms that it is permitted to effect redemptions for cash pursuant to its exemptive relief. Please refer to Release No. 31582 under the 1940 Act (April 28, 2015). Pursuant to the staff’s request, the Fund has added specific disclosure that cash transactions may adversely affect the performance of the Fund.

20.	Please consider moving “Tax Status of the Fund” to an earlier portion of the summary prospectus.

Response: Pursuant to the staff’s request, “Tax Status of the Fund” has been moved to “Principal Investment Strategies.”

Management of the Fund

21.	Please consider moving “Manager of Managers Structure” to the statutory prospectus.

Response: Pursuant to the staff’s request, the “Manager of Managers Structure” disclosure has been moved to the statutory prospectus.

Additional Information About the Fund’s Strategies

22.	Please include disclosure that the Fund’s 80% policy requires 60 days’ prior written notice to shareholders before it can be changed.

Response: The Fund notes that the requested disclosure, quoted below, is located in “Additional Information About the Fund’s Strategies – Principal Investment Strategies”:

As non-fundamental policies, the Fund’s investment objectives and the Strategy require 60 days’ prior written notice to shareholders before they can be changed.

23.	We note that “[t]he Adviser is sub-licensing rights to the Trademarks to the Fund.” Please confirm whether the Fund is obligated to pay for these rights. If so, please add appropriate disclosure.

Response: The Fund confirms that it is not obligated to pay for these rights.

Fund Investments

24.
We note the sentence in “Futures Contracts & Commodity Swaps” stating that “the Fund may use other derivatives from time to time and other methods of segregation or cover as permitted by applicable law.” Please consider deleting this sentence.

Response: Pursuant to the staff’s request, the Fund has made the requested deletion.

Principal Risks of Investing in the Fund (Statutory Prospectus)

25.
Please revise “Active Market Risk” to note that, in times of market stress, market makers may step away from their roles, which may lead to variances between market prices of the Fund’s holdings versus the market price of the Fund’s shares. Please disclose that, in distressed conditions, the market for the Fund’s shares may become less liquid in response to reduced demand for the Fund’s holdings.

Response: Pursuant to the staff’s request, the Fund has revised “Principal Risks of Investing in the Fund” to include the following two risk factors:

Authorized Participant Concentration Risk. Only an authorized participant (as defined in the “Purchase and Sale of Shares” Section) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as authorized participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem, in either of these cases, Fund shares may trade at a discount to the Fund’s net asset value and possibly face delisting.

Market Making Risk. Market-making third parties may be required to provide liquidity, which would reduce the value of the Fund. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value and the price at which the Shares are trading on the Exchange which could result in a decrease in value of the Shares.

Tax-Advantaged Structure of ETFs

26.
Please explain why this section is appropriate, given that the Fund will be taxed as a corporation for federal income tax purposes and given the earlier statement that “the Fund expects to effect redemptions for cash, rather than in kind.”

Response: Pursuant to the staff’s request, the Fund has removed this disclosure.

Other Information

27.
We note the discussion of Section 12(d)(1) of the 1940 Act. A similar discussion of Section 12(d)(1) appears earlier under “How to Buy and Sell Shares.” Please therefore consider revising for conciseness.

Response: Pursuant to the staff’s request, the Fund has retained the discussion of Section 12(d)(1) in “Other Information” but has deleted the references in “How to Buy and Sell Shares.”

Statement of Additional Information

Investment Objectives and Policies

28.
We note that the Fund appears likely to violate the following fundamental policy: “The Fund will not concentrate its investments in securities of issuers in any industry or group of industries, as the term ‘concentrate’ is used in the 1940 Act.” Please revise or explain.

Response: Pursuant to the staff’s request, the Fund has revised its policy as follows:

The Fund will concentrate its investments in the securities of issuers engaged in energy-related industries or group of industries, as the term “concentrate” is used in the 1940 Act.

* * * * * * * *

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures